Exhibit 99.1

Otonomo Announces Receipt of Nasdaq Non-Compliance Letter

HERZLIYA, Israel, and SAN FRANCISCO, California – August 26, 2022 – Otonomo Technologies Ltd. (Nasdaq: OTMO) (“Otonomo” or the “Company”), the platform powering the mobility economy, today announced that it has received a written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") dated August 23, 2022, indicating that the Company no longer satisfies Nasdaq Listing Rule 5450(a)(1) based upon a closing bid price of less than $1.00 per share for the Company’s ordinary shares (the “Shares”) for the prior 30 consecutive business day period.

The notification from Nasdaq has no immediate effect on the listing of the Shares, and the Shares will continue to trade on the Nasdaq Capital Market under the symbol "OTMO”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a grace period of 180 days, or until February 20, 2023, to meet the minimum bid price requirement under the Nasdaq Listing Rules.  If at any time during the 180-day grace period, the closing bid price of the Shares is $1.00 per Share or higher for at least ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance within the 180-day grace period, and it meets all other listing standards and requirements, the Company may be eligible for an additional 180-day grace period, subject to determination by the staff of Nasdaq.  The Company intends to monitor the closing bid price of its Shares during this grace period and will consider its options in order to regain compliance with The Nasdaq Capital Market minimum bid price requirement.

About Otonomo

Otonomo fuels a data ecosystem of OEMs, fleets, and more than 100 service providers spanning the transportation, mobility, and automotive industries. Our platform securely ingests more than 4 billion data points per day globally from over 50 million vehicles licensed on the platform and massive amounts of mobility demand data from multimodal sources, then reshapes and enriches it, to accelerate time to market for new services that improve the mobility and transportation experience. We provide deeper visibility and actionable insights to empower strategic data-driven decisions – taking the guesswork out of mobility and transportation planning, deployment, and operations. Privacy by design and neutrality are at the core of our platform, which enables GDPR, CCPA, and other privacy-regulation-compliant solutions using both personal and aggregate data. Use cases include emergency services, mapping, traffic management, EV management, subscription-based services, micro-mobility, parking, predictive maintenance, insurance, media, in-vehicle services, and dozens of smart city solutions.

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For media inquiries, please contact:

Juliet McGinnis
Senior Director of Communications, Otonomo
press@otonomo.io

For investment inquiries, please contact:

MS- IR for Otonomo
Miri Segal
msegal@ms-ir.com

Forward Looking Statements
This announcement contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive data marketplace. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Otonomo’s annual report on Form 20-F filed with the SEC on March 31, 2022 and other documents filed by Otonomo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Otonomo gives no assurance that it will achieve its expectations.